UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 129TH BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 26, 2008

1.	DATE, TIME AND PLACE: On November 26, 2008 at 2 pm, at the headquarters of CPFL Energia S.A. ("CPFL Energia” or “Company”) located at Rua Gomes de Carvalho, nº 1510, 14º andar, in the city and state of São Paulo.

2.	CALL NOTICE: Pursuant to Paragraph 2, Article 18 of the Bylaws of CPFL Energia.

3.	ATTENDANCE: All the members of the Board of Directors (“Board”) and the Company’s Board of Executive Officers.

4.	PRESIDING: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5.	MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

With the requirement of reading the Agenda waived since all attending officers were fully aware of its content, the resolution was taken for these minutes to be drawn up in summary form, with the right to make statements and express dissent, with said minutes filed at the Company’s head offices and the publication of the minutes in summary form with the omission of the directors’ signatures.

Following preliminary clarifications, the Chairman of the Board informed those present that the votes of the Directors appointed by the controlling shareholders will be counted in accordance with items 5.1, 6.1 and 7.1 of the Shareholders’ Agreement filed at the Company dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

Following the examination of the matters on the Agenda, the following matters were addressed and the following resolutions taken by unanimous vote and with no restrictions:

(i)	Acknowledgement of the Work Plans of the Advisory Committees and the Work Commissions of the Board of Directors in the month;

(ii)	Acknowledgement of the Report from the CEO (“highlights”) of the main factors relating to the Company’s business and industry indicators;

(iii)	Approval of the creation of a Work Commission to advise and assist the Board;

(iv)	Approval of the minutes of the 128th Board of Directors’ Meeting held on October 29;

(v)	Approval, in accordance with Item “b”, Article 18 and Item VI, Article 23 of the Bylaws, of the Company’s Annual Budget for 2009, with the recommendation made to the Administrators of the subsidiaries to approve their respective Budgets for 2009;

(vi)	Recommendation to the bodies of the subsidiaries to vote in favor of the approval/ratification of the following matters: (a) COMPANHIA PAULISTA DE FORÇA E LUZ (“CPFL PAULISTA”), COMPANHIA PIRATININGA DE FORÇA E LUZ (“CPFL PIRATININGA”), CPFL GERAÇÃO DE ENERGIA S.A. (“CPFL GERAÇÃO”), COMPANHIA LUZ E FORÇA SANTA CRUZ. (“CPFL STA. CRUZ”), and RIO GRANDE ENERGIA S.A. (“RGE”) – Declaration of Interest on Own Capital (“JCP”);

(b) CPFL PLANALTO LTDA. (“CPFL PLANALTO”) – Acquisition of electricity for the supply period from January 1, 2009 to December 31, 2010; (c) RGE – Reversal of Revaluation of Assets; (d) CPFL PAULISTA, CPFL PIRATININGA, and CPFL COMERCIALIZAÇÃO BRASIL S.A. (“CPFL BRASIL”) – Amendment of the Agreements signed with SAP to implement and support the Commercial Management System; and (e) CPFL PAULISTA and CPFL PIRATININGA – Amendment of the Agreements signed with IBM to operate, manage and monitor the mainframe.

6. CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending Directors and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

I certify that this is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.